Exhibit (a)(18)


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 Compulsory Publication in accordance with Section 27 (3) sentence 1 and Section
     14 (3) sentence 1 of the German Securities Acquisition and Takeover Act
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                                [CELANESE LOGO]

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                   Reasoned Opinion (Begrundete Stellungnahme)

                             of the Management Board

                                       of

                                   Celanese AG
                               Kronberg im Taunus

  concerning the Amendment of the Voluntary Public Takeover Offer (Cash Offer)
                                on March 13, 2004

                             for the acquisition of
          All Outstanding Registered Ordinary Shares With No Par Value
                                       of
                                   Celanese AG

                                       by

                      BCP Crystal Acquisition GmbH & Co. KG
                                    Stuttgart

                     an indirect wholly-owned subsidiary of

          Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.

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                     Securities Identification Number (WKN);
             International Securities Identification Number (ISIN):
            Celanese Shares: WKN 575300/ISIN DE0005753008 /D 1497A101
            Tendered Celanese Shares: WKN A0AHS1/ISIN DE 000 A0AHS13 Subsequently Tendered Celanese Shares: WKN A0AHS2 /ISIN DE 000 A0AHS21

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On February 6, 2004 Celanese AG's Management Board - pursuant to Section 27 of the German Securities Acquisition and Takeover Act (the "Takeover Act") - approved its Reasoned Opinion (the "Reasoned Opinion") on BCP Crystal Acquisition GmbH & Co. KG's (the "Bidder") voluntary public takeover offer to the holders of Celanese Shares to purchase all outstanding registered ordinary shares with no par value at a price of EUR 32.50 per share (the "Offer") that had been published on February 2, 2004. The Reasoned Opinion was published both in German and in English on February 10, 2004. Capitalized terms used in this Supplemental Reasoned Opinion have the meanings assigned to such terms in the Management Board's Reasoned Opinion unless otherwise defined in this Supplemental Reasoned Opinion.

The English version of the Reasoned Opinion was included as an exhibit to the solicitation/recommendation statement on Schedule 14D-9 which was filed by Celanese AG on February 10, 2004 with the Securities and Exchange Commission (the "SEC") and which was principally based on the Management Board's and Supervisory Board's reasoned opinions.

By a letter dated February 17, 2004 the SEC issued comments on the Schedule 14D-9 asking for certain clarifications and additional information. In response to the SEC's comments, amendments to the Management Board's Reasoned Opinion were made by the Management Board on March 2, 2004 (the "Amendment") and on the same day an amendment to the Schedule 14D-9 was filed with the SEC.

The Reasoned Opinion and the Amendment were published on the Internet pursuant to Section 27 (3) and Section 14 (3) sentence 1 of the Takeover Act at http://www.celanese.com. Copies thereof may be obtained free of charge from Celanese AG at +49 69 305 16 000. Investors may obtain for free the solicitation/recommendation statement on Schedule 14D-9 and the Amendment, including the exhibits thereto and other documents filed at the SEC, at the SEC's web site http://www.sec.gov. Copies of the Schedule 14D-9, including the Amendment, may be obtained for free from Celanese AG at +49 69 305 16 000 (in Germany) and 1-908-522-7784 (in the U.S.A.). In addition, the Schedule 14D-9 and the Amendment were published on the Internet at Celanese AG's web site http://www.celanese.com.

I.   Amended Terms of the Offer

On March 13, 2004, the Bidder announced certain supplements and amendments to the Offer pursuant to Section 21 (1) sentence 1 No. 3, Section 21 (2) in connection with Section 14 (3) of the Takeover Act and set forth in a supplement to the Bidder's Offer Document (the "Offer Supplement").

Pursuant to the Offer Supplement, the Bidder has reduced the Minimum Acceptance Condition mentioned in Section V.4(a)(iii) of the Offer Document from at least 85 % to at least 75 % of the Celanese Shares outstanding at the end of the Acceptance Period, excluding Treasury Shares (i.e., those Celanese Shares held by Celanese AG, an entity controlled or ma-


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jority-owned by Celanese AG or a third party acting on behalf of Celanese AG).
Therefore, at the end of the Acceptance Period, the number of Celanese Shares that have been validly tendered into the Offer and not withdrawn must amount to at least 75% of the Celanese Shares outstanding at the end of the Acceptance Period, excluding Treasury Shares. Taking into account the registered share capital of Celanese AG, which is divided into 54,790,369 Celanese Shares and 5,468,901 Treasury Shares, the reduced Minimum Acceptance Condition would be satisfied if 36,991,101 Celanese Shares were tendered, which would equal approximately 67.51 % of the registered share capital of Celanese AG, including Treasury Shares.

The Bidder has also published supplemental information by which the description of the Bidder, the Acquisition Entities and Blackstone has been updated.

In addition, the Bidder notes in the Offer Supplement that, to the extent that the Bidder owns less than 95% of the registered share capital (excluding Treasury Shares) of Celanese AG following the consummation of the Offer, the Bidder and Blackstone intend to take such actions as they deem appropriate, depending upon various factors, for the purpose of acquiring 95% or more of such registered share capital with a view toward implementing a Squeeze-out. Such actions might include purchases of additional Celanese Shares from time to time on the open market at then-prevailing market prices, in negotiated transactions or otherwise.

The Offer Supplement was delivered to Celanese AG's Management Board on March 13, 2004.

II.  Opinion of the Management Board with regard to the Offer Supplement

The Management Board comments on the Offer Supplement pursuant to Section 27 (1) of the Takeover Act as follows (this "Supplemental Reasoned Opinion"):

1.   Recommendation of the Management Board

     The Management Board continues to support the Offer as it believes that the Offer is in the interests of the Company, the shareholders of the Company and the Company's employees. Therefore, the Management Board still recommends that shareholders accept the Offer and tender their Celanese Shares into the Offer. Reference is made to the Management Board's Reasoned Opinion dated February 6, 2004.

2.   Effects of the Offer Supplement

a)   Amended Terms of the Offer

     The Minimum Acceptance Condition was reduced from at least 85 % to at least 75 % of the Celanese Shares outstanding at the end of the Acceptance Period (excluding Treasury Shares). This reduction increases the likelihood that this condition will be met and that the Offer will be consummated. The Management Board welcomes the


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     reduction of the minimum acceptance threshold which reduces the risk that the Offer will not be consummated.

     Furthermore, due to this amendment to the Offer, the Acceptance Period is extended until March 29, 2004 pursuant to Section 21 (5) sentence 1 of the Takeover Act. The statutory extension of the Acceptance Period also increases the amount of time available to Celanese shareholders in which to consider whether or not to accept the Offer and tender their Celanese Shares. In connection with the extension of the Acceptance Period it should be noted that all Celanese shareholders may at any time until the expiration of the extended Acceptance Period withdraw tendered Celanese Shares without having to provide any explanation of their reasons for doing so.

     It should also be noted that further amendments to the Offer in the meaning of Section 21 of the Takeover Act (for example, an increase in the Offer Price of EUR 32.50 per Celanese Share or a further reduction of the Minimum Acceptance Condition) are not possible during the two week extension of the initial Acceptance Period or during any Subsequent Acceptance Period.

     The amendment to the Offer has no impact on the amount and form of the consideration offered, the objectives pursued by the Bidder or the effects on Celanese AG, its employees and their representatives as well as the terms of employment of the employees of Celanese AG and the locations of Celanese AG as, in each case, set forth in more detail in the Reasoned Opinion and the Amendment.

b)   Description of the Bidder, the Acquisition Entities and Blackstone

     The Bidder has updated the description of the Acquisition Entities with regard to changes since the publication of the original Offer Document. According to the information provided by the Bidder, Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd. has formed BCP Crystal Holdings Ltd. 2 and has transferred its participation in BCP Luxembourg Holdings S.a r.l. to such company. In addition, the Bidder announced the intention to convert BCP Luxembourg from a societe a responsibilite limitee into a societe en commandite par actions. This should be taken into consideration with regard to the description of the Acquisition Entities in Section II.2 of the Reasoned Opinion.

     These changes have no impact on Morgan Stanley Bank AG's confirmation of financing to the Bidder and do not affect the consummation of the Offer.

c)   Acquisition of Further Celanese Shares after Consummation of the Offer

     Should the Bidder own less than 95 % of the registered share capital (excluding Treasury Shares) of Celanese AG following the consummation of the Offer, the Bid-


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     der and Blackstone intend to take appropriate actions to acquire 95 % or more of the registered share capital of Celanese AG. These actions may include the acquisition of additional Celanese Shares on a stock exchange or in negotiated transactions with a view towards implementing a Squeeze-out.

     Except as noted below, the Bidder, persons acting in concert with the Bidder or their subsidiaries, during a period of one year after the publication of the results of the Offer according to Section 23 (1) sentence 1 No. 2 of the Takeover Act, acquire Celanese Shares other than by purchase on a stock exchange and the value of the consideration promised or granted for such shares exceeds the value of the consideration offered in the Offer, the Bidder is obliged to pay to those shareholders who have accepted the Offer a sum in Euro equal to the difference between the two values (Section 31 (5) sentence 1 of the Takeover Act). However, shareholders should be aware that the fair cash compensation that has to be offered to the holders of the remaining outstanding shares if the Bidder effects a Squeeze-out could be the same as the Offer Price of EUR 32.50 offered under the Offer, but could also be higher or lower (see Reasoned Opinion Section VII.3.). The Bidder will not be obliged to pay to those shareholders who have accepted the Offer the difference if such fair cash compensation is higher than the Offer Price.

     This amendment to the Offer Document has no impact on the amount and form of the consideration offered, the objectives pursued by the Bidder or the effects on Celanese AG, its employees and their representatives as well as the terms of employment of the employees of Celanese AG and the locations of Celanese AG as, in each case, set forth in more detail in the Reasoned Opinion and the Amendment.

3.   Acceptance of the Offer by Management Board Members

     The members of the Management Board have accepted the Offer for all Celanese Shares held by them. Apart from this, the members of the Management Board do not intend to withdraw their shares and, therefore, their intentions set forth in Section XI. of the Reasoned Opinion remain unchanged.

III. Further Information

This Supplemental Reasoned Opinion pertains only to specific parts of the Management Board's Reasoned Opinion and should be read together with the complete Reasoned Opinion and the Amendment thereto. To the extent that the Management Board's Reasoned Opinion and the Amendment thereto are not explicitly supplemented or amended by this Supplemental Reasoned Opinion, their versions published on February 10, 2004 and March 3, 2004, respectively, still remain valid.


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The Management Board wishes to point out that each shareholder must make his or her own decision as to whether to accept or not accept the Offer by taking into account the overall circumstances as well as his or her individual position and his or her personal assessment of the possibilities as to the future performance of the value and stock-market price of the Celanese Shares. Celanese shareholders receiving the Offer Price in U.S. dollars should also take into account the risk of fluctuations in the EUR/U.S. dollar exchange rate. Subject to applicable laws, the Management Board is not responsible in the event that acceptance or non-acceptance of the Offer should subsequently turn out to have adverse economic effects on any shareholder. Furthermore, the Management Board is not providing an estimate as to whether in future, when determining compensation under the circumstances such as the conclusion of a domination agreement, delisting, Squeeze-out or conversion, higher or lower amounts than the consideration offered by the Bidder for the Celanese Shares may be determined to which the tendering shareholders will not be entitled.

We refer to the information contained in the Management Board's Reasoned Opinion, particularly to the section pertaining to effects of the Offer on shareholders (Section IX. of the Reasoned Opinion).

This Supplemental Reasoned Opinion will be published on the Internet pursuant to
Section 27 (3) and Section 14 (3) sentence 1 of the Takeover Act at http://www.celanese.com. Copies thereof may be obtained free of charge from Celanese AG at +49 69 305 16 000. The availability of this Supplemental Reasoned Opinion will be announced in the Borsen-Zeitung. This Supplemental Reasoned Opinion is published both in German and in English.

The English version of this Supplemental Reasoned Opinion will be included as an exhibit to an amendment to the solicitation/recommendation statement on Schedule 14D-9 to be filed by Celanese AG with the SEC. Investors can obtain for free the solicitation/recommendation statement on Schedule 14D-9, amendments and other documents filed at the SEC, at the SEC's web site http://www.sec.gov. Copies of the Schedule 14D-9 and of the amendments thereto may also be obtained for free from Celanese AG at +49 69 305 16 000 (in Germany) and 1-908-522-7784 (in the U.S.A.). In addition, the Schedule 14D-9 including the amendments thereto are published on the Internet at Celanese AG's web site http://www.celanese.com.

Kronberg im Taunus, March 16, 2004

Celanese AG

The Management Board